Exhibit 99.4

Perdigão in Paraná

Perdigão S/A wishes to inform that on October 24, during a management visit to the Governor of the state of Paraná, Roberto Requião, the Company’s intention of expanding and diversifying its activities in the municipality of Castro was discussed, among other matters. Since 2006, Perdigão has been operating one of its largest hatcheries in the city for supplying its agricultural requirements in the state.

Castro is also an important source of labor for Perdigão’s industrial unit in the neighboring municipality of Carambeí.

At the meeting, at which the Secretary for Industry and Commerce, Virgílio Moreira Filho and the City Mayor of Castro, Moacyr Fadel were also present, neither details nor definitive values of the project were discussed. These will depend on the conclusion of studies still in progress.

As soon as these analyses are finalized, Perdigão will disclose full information on the project to the market in accordance with the Company’s usual practices.

São Paulo, October 26, 2007.

For more information, contact:

Investor Relation

acoes@perdigao.com.br

(55) (11) 3718-5465

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.